mwe.com Dan Woodard Attorney at Law dwoodard@mwe.com +1 212 547 55553

January 29, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Patrick Kuhn
Rufus Decker
Rebekah Reed
Mara Ransom

Re:	Brag House Holdings, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted January 9, 2024
CIK No. 0001903595

Dear Mr. Kuhn:

On behalf of Brag House Holdings, Inc. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated January 19, 2024, relating to the above referenced Amendment No. 2 to the Draft Registration Statement on Form S-1 (CIK No. 0001903595) submitted by the Company on January 9, 2024 (the “Draft Registration Statement”).

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 3 to the Draft Registration Statement (“Amendment No. 3”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 3.

One Vanderbilt Avenue New York NY 10017-3852 Tel +1 212 547 5400 Fax +1 212 547 5444 US practice conducted through McDermott Will & Emery LLP.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted January 9, 2024

Business, page 54

1.	We note your response to prior comment 6 and description of live-streaming services revenue earned through the Twitch Affiliate Program. As this appears to be one of two key revenue sources for the periods presented in the financial statements, please revise your business disclosure to explain where and how live-streaming services fit within your B2B and B2C strategies. Alternatively, explain why it is not appropriate to do so. We note, for example, that the Twitch Affiliate Program “...allows the Company to earn revenue from advertising provided to viewers on the channel,” but live-streaming services are not addressed under “Advertising and Marketing Fees” on page 58 or where you discuss the relationship between views and revenues on page 59. Make conforming revisions in the prospectus summary, as needed.

Response: The Company hereby advises the staff that live-streaming services revenue represents an insignificant source of revenues for the Company, and that it will continue to represent an insignificant source of revenue for the Company in the future. As such, the Company does not deem it appropriate to disclose live-streaming services in its B2B and B2C strategy sections of the prospectus.

The Company has revised its disclosure on pages 45, 51, F-4, F-12 and F-22 of Amendment No. 3 to reclassify “live-streaming services revenue” as “other revenue” and highlighted that it does not represent a significant source of the Company’s revenues.

Our B2C Strategy

Providing In-Application Digital Product Purchase Opportunities

Non-Consumable Items, page 62

2.	We note your response to prior comment 9 and clarification that only your Bragger “freemium” membership is currently functional. Please remove or revise the following statement for consistency with this disclosure: “We currently offer non-consumable items only to Gamer-, Streamer- and Ultimate-level members, thus offering an additional incentive for Brag House users to upgrade their subscription (membership) level.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 62 of Amendment No. 3 to clarify that it will offer non-consumable items only to Gamer, Streamer and Ultimate-level members once those memberships have launched.

Shares Eligible for Future Sale, page 80

3.	In your discussion of restricted securities, you state “...substantially all of these shares will be subject to the one-year lock-up period under the lock-up agreements described below.” However, disclosure regarding lock-up agreements with you and your officers, directors, and 1% or greater stockholders has been removed from elsewhere in the registration statement. Please revise your disclosure to consistently reflect whether any shares will be subject to lock-up agreements.

Response: In response to the Staff’s comment, the Company has removed the referenced disclosure from Amendment No. 3.

Consolidated Financial Statements, page F-1

4.	Please update your financial statements in accordance with Rule 8-08 of Regulation S-X or tell us why you believe updating is not required.

Response: The Company hereby advises the Staff that it will update its financial statements in accordance with Rule 8-08 of Regulation S-X in its subsequent filing.

Please contact me at +1 212 547 5553 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its revised Registration Statement on Form S-1.

Sincerely,

/s/ Daniel Woodard
cc: Lavell Juan Malloy, II, Chief Executive Officer

3